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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43828

SEC Mail Processing RECEIVED MAR 28 2007 WASH. D.C. 186 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/06 (MM/DD/YY) AND ENDING 01/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EarlyBirdCapital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

One Huntington Quadrangle
(No. and Street)

Melville	New York	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen Moore (631)770-0608
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 17 2007 THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Eileen Moore**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **EarlyBird Capital, Inc.**, as of **January 31, 2007** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title



Notary Public

HOWARD BRODMAN
Notary Public, State of New York
Registration #02BR6141192
Qualified In New York County
Commission Expires Feb. 21, 2010

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Independent Auditors' Report

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EBC Holdings, Inc.) as of January 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EarlyBirdCapital, Inc. as of January 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP.
Sherb & Co., LLP
Certified Public Accountants

New York, New York
March 9, 2007

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Financial Condition

January 31, 2007

Assets

Cash and cash equivalents	$ 14,852,533
Certificates of deposit	86,237
Clearing firm receivable	1,882,825
Marketable securities	154,096
Property and equipment, net	292,607
Other assets	121,267
Total assets	$ 17,389,565

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 1,394,375
Commissions payable	674,304
Taxes payable	255,150
Deferred income	99,980
Total liabilities	2,423,809
Stockholder's equity:	
Common stock, par value $0.01 per share; 30,000 shares authorized, 500 shares issued and outstanding	5
Additional paid-in capital	11,599,847
Retained earnings	3,365,904
Total stockholder's equity	14,965,756
Total liabilities and stockholder's equity	$ 17,389,565

See accompanying notes to financial statements.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Operations

Year ended January 31, 2007

Revenues:	
Commissions	$ 8,646,084
Investment banking and underwriting	7,820,404
Net realized gain on the sale of marketable securities	478,566
Net unrealized loss on marketable securities	(614,607)
Other	575,706
Total revenues	16,906,153
Expenses:	
Compensation and benefits	10,769,321
Professional fees	1,547,148
Clearing and floor brokerage	219,894
Occupancy and equipment	322,054
Communications	78,259
Interest expense	875
Depreciation	70,525
Underwriting	369,665
Other general and administrative	1,211,302
Total expenses	14,589,043
Income before income tax expense	2,317,110
Income tax expense	1,009,400
Net Income	$ 1,307,710

See accompanying notes to financial statements.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Changes in Stockholder's Equity

Year ended January 31, 2007

	Common Stock (par value $0.01)	Additional paid-in capital	Retained earnings	Total
Balance at February 1, 2006	$ 5	$ 10,833,847	5,039,444	$ 15,873,296
Dividend paid	-	-	(2,981,250)	(2,981,250)
Capital contribution		766,000		766,000
Net Income	-	-	1,307,710	1,307,710
Balance at January 31, 2007	$ 5	$ 11,599,847	$ 3,365,904	$ 14,965,756

See accompanying notes to financial statements.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Statement of Cash Flows

Year ended January 31, 2007

Cash flows from operating activities:	
Net income	$ 1,307,710
Adjustments to reconcile net income to net cash provided by in operating activities:	
Depreciation	70,525
Income tax provision	766,000
Unrealized loss on marketable securities	614,607
(Increase) decrease in operating assets:	
Syndicate receivable	1,066,640
Due from affiliate	56,402
Clearing firm receivable	(1,148,708)
Other assets	(42,247)
Increase (decrease) in operating liabilities:	
Deferred income	37,480
Accounts payable and accrued expenses	(649,380)
Deferred taxes	(262,000)
Taxes payable	(4,902,390)
Commissions payable	100,866
Total adjustments	(4,292,205)
Net cash provided by operating activities	(2,984,495)
Cash flows from investing activities:	
Certificate of deposit	(3,244)
Purchase of property and equipment	(135,388)
Proceeds from the sale of marketable securities	1,488,267
Purchase of marketable securities	(24,575)
Net cash provided by investing activities	1,325,060
Cash flows from financing activities:	
Dividends paid	(2,981,250)
Net cash used in financing activities	(2,981,250)
Net derease in cash and cash equivalents	(4,640,685)
Cash and cash equivalents at beginning of year	19,493,218
Cash and cash equivalents at end of year	$ 14,852,533
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 875
Cash paid for income taxes	$ 5,431,226

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Notes to Financial Statements

(1) Organization

EarlyBirdCapital, Inc. (the "Company"), is a wholly owned subsidiary of EBC Holdings, Inc. (the "Parent") which, in turn is a 63.6% owned subsidiary of Firebrand Financial Group, Inc. ("FFGI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to private investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Southwest Securities Inc., on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

(b) Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

(d) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage, which are recognized on the day of trade – trade date basis. Investment banking income includes fees earned for financial advisory, underwriting and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable. Selling concessions from initial public offerings are included in commissions.

The Company may receive equity instruments which include stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services that are classified as marketable securities on the balance sheet, if still held at the financial reporting date. These instruments are stated at fair value in accordance with SFAS #115 "Accounting for certain investments in debt and equity securities" and EITF 00-8 "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale. Though, the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short – term market movements. The Company recognizes revenue for such stock purchase warrants when received based on the Black Scholes valuation model. On a monthly basis the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value in the stock purchase warrants as determined by the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and sold.

(e) Marketable Securities

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the provision of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value. Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(f) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

(g) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Marketable Securities

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of restricted warrants and trading securities. Their cost and estimated fair and market value at January 31, 2007 are as follows:

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Common Stock	$ 149,025	$ -	$ (73,934)	$ 75,091
Restricted Warrants	200	78,805	-	79,005
Total marketable securities	$ 149,225	$ 78,805	$ (73,934)	$ 154,096

(4) Property and Equipment

Property and equipment consists of the following:

	Life	
Furniture	5 years	$ 157,996
Equipment	5 years	315,108
Leasehold improvements	5 years	79,968
		553,072
Accumulated depreciation		(260,465)
Property and equipment, net		$ 292,607

Depreciation expense for the year ended January 31, 2007 was $70,525.

(5) Income Taxes

The Company is included in the consolidated income tax returns of its Parent.

Taxes are reported as if the Company files on a stand alone basis.

The components of the provision for taxes, is as follows:

Current	$ 1,032,000
Deferred	(24,000)
	$ 1,008,000

The reconciliation between the expected income tax expense computed using the statutory federal rate of 35%, and the actual income tax expense is as follows:

Expected income tax expense	$ 788,000
State and local tax expense, net of federal benefit	197,000
Permanent differences	24,400
Tax expense per financial statements	$ 1,009,400

The composition of deferred tax assets at January 31, 2007 are as follows:

Unrealized losses	$ 24,000

(6) Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments, contingent liabilities and guarantees.

(b) The Company leases office space in four locations in New York. Rent expense totaled $322,054 for the year ended January 31, 2007.

Future minimum annual payments under all lease agreements are as follows:

Year ended January 31,	
2008	$ 397,955
2009	$ 302,879
2010	$ 266,733
2011	$ 175,001
2012	$ 175,001
Thereafter	$ 355,542

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2007, the Company had net capital of $14,140,644 which was $13,979,057 in excess of its required net capital of $161,587. The Company's ratio of aggregate indebtedness to net capital was .17 to 1.

Supplemental Information

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

January 31, 2007

Total stockholder's equity qualified for net capital	$ 14,965,756
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net of accumulated depreciation	292,607
Other assets	207,505
Other deductions and/or charges:	
Receivable from broker	150,000
	650,112
Haircuts on securities	175,000
Net capital	$ 14,140,644
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ 161,587
Minimum dollar net capital requirement of broker and dealer	$ 100,000
Net capital requirement (greater of above)	$ 161,587
Excess net capital	$ 13,979,057
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 2,423,809
Ratio of aggregate indebtedness to net capital	.17

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the unaudited FOCUS Form X-17a-5 Part IIA, as filed by the Company on March 26, 2007.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)

January 31, 2007

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

EarlyBirdCapital, Inc., is claiming exemption due to the fact that all customer transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EarlyBirdCapital, Inc. (the "Company") (a wholly owned subsidiary of EBC Holdings, Inc.) for the year ended January 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's, above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2007 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties

Sherb & Co., LLP

Sherb & Co., LLP

Certified Public Accountants

New York, New York
March 9, 2007

END